UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

31 July 2003

BLUE SQUARE — ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

SIGNATURES

July 31, 2003

      Contact:
      Blue Square-Israel Ltd.
      Iris Penso
      General Counsel & Corporate Secretary
      Telephone: 972-3-9282670
      Fax:       972-3-9282498
      Email:   ipenso@coop.co.il

BOARD OF DIRECTORS OF BLUE SQUARE ISRAEL LTD. AUTHORIZES THE PRIVATE ISSUANCE OF DEBENTURES; BOARD ALSO AUTHORIZES CERTAIN LIMITATION ON DIVIDENDS

ROSH HAAYIN, Israel, July 31 — Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”), announced today that its Board of Directors had authorized the private issuance of unsecured debentures to institutional investors in Israel in the aggregate principal amount of between NIS 150 million and NIS 400 million with maturity dates of 7 and 11 years.

One half of the principal amount of the debentures is expected to be convertible into ordinary shares of Blue Square at a price per share of no less than NIS 48.4. The Board authorization provided that the principal amount of the convertible debentures will be payable in three equal installments in the years 2007, 2009 and 2011.

The second half of the principal amount of the debentures is expected to be non-convertible and will be payable in three equal installments in the years 2012, 2013 and 2014. Holders of the non-convertible debentures are expected to have a right to early redemption of one-third of the principal amount of such debentures during each of the years 2006, 2008 and 2010, together with accrued and unpaid interest.

The debentures will be linked to the Israeli consumer price index, but in any event will not be less than their nominal amount in NIS. Interest on all the debentures will be determined in a bid process, but in any event it will not exceed the rate paid on Israeli governmental bonds, of the same duration, plus 1.5%.

In addition, the Board of Directors authorized certain limitations on the distribution of dividends by the Company. The Board decided that the Company will not distribute dividends in any quarter if the ratio of the Company’s financial obligations (as defined by Maalot, an Israeli rating agency) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. The Board also decided that the Company will not distribute dividends in any quarter from August 1, 2003 until October 5, 2014 if the ratio of the cost of unencumbered fixed assets as set forth on the financial statements of the Company (following depreciation) to financial obligations (as defined by Maalot) for any quarter is below 120%.

Today, Maalot has informed Blue Square that the rating of the debentures will be “AA” so long as the terms of the debentures and the limitation on the distribution of dividends are in accordance with the decisions of the Board of Directors and the debentures are issued during 2003.

The debentures and the ordinary shares that may be acquired upon conversion of the debentures will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of these securities.

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Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the prospectus for its public offering in July, 1996. There is no guarantee that the Company will be successful in completing an issuance of debentures on the terms approved by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE — ISRAEL LTD.

By:

Iris Penso, Adv. General Counsel & Corporate Secretary